EXHIBIT 12.1

MERCURY COMPUTER SYSTEMS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Year Ended June 30, 2002	Year Ended June 30, 2003	Year Ended June 30, 2004	Year Ended June 30, 2005	Year Ended June 30, 2006	Year Ended June 30, 2007
Income (loss) before income taxes	$21,983	$32,870	$32,233	$43,123	$(17,110)	$(35,529)

Fixed charges:
Interest expense	987	923	1,304	3,448	3,262	3,395
Portion of rental expense representative of interest factor	203	310	366	593	805	1,010
Amortization of deferred financing fees	—	—	137	718	840	846

Total fixed charges	$1,190	$1,233	$1,807	$4,759	$4,907	$5,251

Income (loss) before income taxes plus fixed charges	$23,173	$34,103	$34,040	$47,882	$(12,203)	$(30,278)

Ratio of earnings to fixed charges(A)	19.5	27.7	18.8	10.1	(2.5)	(5.8)

Coverage deficiency	$—	$—	$—	$—	$17,110	$35,529

(A)	The ratio of earnings to fixed charges is calculated by dividing (a) earnings before income taxes and fixed charges by (b) fixed charges. Fixed charges include interest expense (including an estimate of the interest within rental expense) and amortization of deferred financing fees.